CANADA

PROVINCE OF ONTARIO

TOWN OF RICHMOND HILL

AFFIDAVIT OF MAILING

In the matter of the Annual and Special General Meeting of Security Holders of Rubicon Minerals Corporation (the “Company”) to be held on: May 31, 2010 - I, Raluca Racu, of the Town of Richmond Hill, Province of Ontario, make oath and say as follows:

1.	THAT I am an administrator for Computershare Investor Services Inc.;

2.	THAT Computershare Investor Services Inc. is the Transfer Agent and Registrar for the Company;

3.	THAT the documents listed in this Affidavit were mailed to security holders of the Company as indicated below:

Class	Holder Type
COMMON SHARES	Registered
COMMON SHARES	Non Objecting Beneficial Owner (NOBO)

4.	THAT the following documents have been mailed on May 6, 2010, to all holders of the Company as indicated above, to their address of record at the close of business on April 23, 2010, namely:

Exhibits	Documents	Bilingual	English	French
A	Form of Proxy (Registered)		X
B	Notice of Annual and Special General Meeting and Management Information Circular		X
C	Voting Instruction Form (NOBO)		X
D	Return Envelope Non Prepaid	X

true copies of which are attached hereto;

“Raluca Racu” Raluca Racu	SWORN to before me in the Town of Richmond Hill, Province of Ontario, this 11th day of May, 2010 “signed” COMMISSIONER FOR OATHS